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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month October 2002

                          VIDESH SANCHAR NIGAM LIMITED
                 (Translation of registrant's name into English)

       Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]        Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 - _______________ .

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Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number             Description of Exhibit
         1.                Notice of Meeting of Board of Directors regarding Unaudited Financial Results (Provisional)
                           for the quarter ended 30 September 2002.
         2.                Quarterly Compliance Report on Corporate Governance for the quarter ended 30 September 2002.
         3.                Shareholding Pattern as on 30 September 2002.
         4.                Advertisement for Board Meeting intimation.
         5.                Unaudited Financial Results (Provisional) for the Second Quarter and Half Year ended 30
                           September 2002.
         6.                Press Release No.16/2002 dated 21 October 2002.
         7.                Press Release No.17/2002 dated 21 October 2002.
         8.                Press Release No.18/2002 dated 22 October 2002.


Forward-Looking Statements

Statements in this Form 6-K and the documents attached hereto as exhibits that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Registrant to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Registrant's various filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed on September 27, 2002. The Registrant undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                VIDESH SANCHAR NIGAM LIMITED



                                                By:  /s/ Arun Gupta
                                                   -----------------------------
                                                Name: Arun Gupta

                                                Title : Executive Director
                                                        (Finance )

Date: October 23, 2002

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